FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 14, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

    1) Name of company

    Signet Group plc

    2) Name of director

    Walker Gordon Boyd

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    As in 2) above

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    As in 2) above

    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    -

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
    -

    7) Number of shares/amount of
    stock acquired

    -

    8) Percentage of issued class

    -

    9) Number of shares/amount
    of stock disposed

    -

    10) Percentage of issued class

    -

    11) Class of security

    -

    12) Price per share

    -

    13) Date of transaction

    -

    14) Date company informed

    -

    15) Total holding following this notification

    -

    16) Total percentage holding of issued class following this notification

    -

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant

    12 April 2005

    18) Period during which or date on which exercisable

    Normally between 3 and 10 years of grant date.

    19) Total amount paid (if any) for grant of the option

    Nil

    20) Description of shares or debentures involved: class, number

    466,252 0.5p ordinary shares

    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    £1.126

    22) Total number of shares or debentures over which options held following this notification

    2,986,495

    23) Any additional information

    Options granted under Signet Group plc International Share Option Plan 2003

    24) Name of contact and telephone number for queries

    Anne Keates 0870 9090 301

    25) Name and signature of authorised company official responsible for making this notification

    Date of Notification......14 April 2005........

                                    SCHEDULE 11

            NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

    1) Name of company

    Signet Group plc

    2) Name of director

    Terry Burman

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    As in 2) above

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    As in 2) above

    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    -

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
    -

    7) Number of shares/amount of
    stock acquired

    -

    8) Percentage of issued class

    -

    9) Number of shares/amount
    of stock disposed

    -

    10) Percentage of issued class

    -

    11) Class of security

    -

    12) Price per share

    -

    13) Date of transaction

    -
    14) Date company informed

    -

    15) Total holding following this notification

    -

    16) Total percentage holding of issued class following this notification

    -

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant

    12 April 2005

    18) Period during which or date on which exercisable

    Normally between 3 and 10 years of grant date.

    19) Total amount paid (if any) for grant of the option

    Nil

    20) Description of shares or debentures involved: class, number

    3,193,395 0.5p ordinary shares

    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    $2.12

    22) Total number of shares or debentures over which options held following this notification

    12,219,075

    23) Any additional information

    Options granted under Signet Group plc US Share Option Plan 2003

    24) Name of contact and telephone number for queries

    Anne Keates 0870 9090 301

    25) Name and signature of authorised company official responsible for making this notification

    Date of Notification......14 April 2005........

                                    SCHEDULE 11

            NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

    1) Name of company

    Signet Group plc

    2) Name of director

    Robert William Anderson

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    As in 2) above

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    As in 2) above

    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    -

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
    -

    7) Number of shares/amount of
    stock acquired

    -

    8) Percentage of issued class

    -

    9) Number of shares/amount
    of stock disposed

    -

    10) Percentage of issued class

    -

    11) Class of security

    -

    12) Price per share

    -

    13) Date of transaction

    -

    14) Date company informed

     -

    15) Total holding following this notification

    -

    16) Total percentage holding of issued class following this notification

    -

   If a director has been granted options by the company please complete the following boxes

   17) Date of grant

   12 April 2005

   18) Period during which or date on which exercisable

   Normally between 3 and 10 years of grant date.

   19) Total amount paid (if any) for grant of the option

   Nil

   20) Description of shares or debentures involved: class, number

   261,989 0.5p ordinary shares

   21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   £1.126

   22) Total number of shares or debentures over which options held following this notification

   1,275,273

   23) Any additional information

   Options granted under Signet Group plc International Share Option Plan 2003

   24) Name of contact and telephone number for queries

   Anne Keates 0870 9090 301

   25) Name and signature of authorised company official responsible for making this notification

   Date of Notification......14 April 2005........

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

    1) Name of company

    Signet Group plc

    2) Name of director

    See below

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    See below

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    See below

    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    See below

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    See below

    7) Number of shares/amount of
    stock acquired

    See below

    8) Percentage of issued class

    N/A

    9) Number of shares/amount
    of stock disposed

    N/A

    10) Percentage of issued class

    N/A

    11) Class of security

    See below

    12) Price per share

    See below

    13) Date of transaction

    See below

    14) Date company informed

    See below

    15) Total holding following this notification

    See below

    16) Total percentage holding of issued class following this notification

    N/A

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant

    -

    18) Period during which or date on which exercisable

    -

    19) Total amount paid (if any) for grant of the option

    -

    20) Description of shares or debentures involved: class, number

    -

    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    -

    22) Total number of shares or debentures over which options held following this notification

    -

    23) Any additional information

    -

    24) Name of contact and telephone number for queries

    Anne Keates 0870 90 90 301

    25) Name and signature of authorised company official responsible for making this notification

    Date of Notification...14 April 2005.......

                                Signet Group plc

Notification of Interest of Directors and Connected Persons

Signet Group plc announces that, on 13 April 2005, 31,767 Ordinary Shares of
0.5p each in the Company were allotted and issued to Signet Group QUEST Limited, as trustee of the Signet Group Qualifying Employee Share Ownership Trust ("the
QUEST"), at a subscription price of £1.1225 per share pursuant to the Company's
Savings Related Share Option Scheme. W G Boyd, J McAdam and R Anderson,
Directors of the Company, are, in common with all other UK employees of the
Group with more than six months' service, deemed under the Companies Act 1985 and by virtue of the trusts of the QUEST to have an interest in all of such
Ordinary Shares and in the Ordinary Shares already held by the trustee under the
QUEST, although none of them have been granted any specific interest in such shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   April 14, 2005